UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                             BASELINE OIL & GAS CORP
             (Exact name of registrant as specified in its charter)

                  Nevada                                30-0226902
(State of incorporation or organization)    (I.R.S. Employer Identification No.)

11811 North Freeway (I-45), Suite 200, Houston, TX               77060
     (Address of principal executive offices)                  (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act: None

         Title of each class                Name of each exchange on which to be
         so registered                         each class is to be registered
         -------------                         ------------------------------


Securities to be registered pursuant to Section 12(g) of the Act:

                          Common Stock, $.001 par value

Securities Act registration statement file number to which this form relates:
Not Applicable

If this form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A. (c), check the following box. |_|

If this form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A. (d), check the following box. |X|

Item 1. Description of Registrant's Securities to be Registered.

      The Articles of Incorporation of Baseline Oil & Gas Corp. (the "Company") provide that the Company is authorized to issue 140,000,000 shares of common stock, $.001 par value per share ("Common Stock"). As of January 31, 2007, 31,342,738 shares of Common Stock are issued and outstanding.

Common Stock

      Each holder of Common Stock of the Company is entitled to one (1) vote for each share held of record. There is no right to cumulative votes for the election of directors. The shares of Common Stock are not entitled to pre-emptive rights and are not subject to redemption or assessment. Each share of Common Stock is entitled to share ratably in distributions to shareholders and to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. Upon liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive, pro-rata, the assets of the Company which are legally available for distribution to shareholders. The issued and outstanding shares of Common Stock are validly issued, fully paid and non-assessable.

Nevada Anti-Takeover Legislation

      Nevada's Combinations with Interested Stockholders statute (Nevada Revised Statutes (NRS) Section 411-78.444), which applies to Nevada corporations having at least 200 stockholders, prevents an "interested stockholder" and an applicable Nevada corporation from entering into a "combination" unless certain conditions are met. A "combination" means any merger or consolidation with an "interested stockholder," or any sale, lease exchange, mortgage, pledge, transfer or other disposition, in one transaction or a series of transactions, with an "interested stockholder" having: (i) an aggregate market value equal to 5% or more of the aggregate market value of the assets of the corporation, (ii) an aggregate market value equal to 5% or more of the aggregate market value of all outstanding shares of the corporation, or (iii) 10% or more of the earning power or net income of the corporation. An "interested stockholder" means a person who, together with affiliates and associates, beneficially owns (or within the prior three years, did beneficially own) 10% or more of the voting power of the corporation. A corporation to which this statute applies may not engage in a "combination" within the three years after the interested stockholder acquired its shares unless the combination or purchase is approved by the board of directors before the interested stockholder acquired such shares. If this approval is not obtained, then after the expiration of the three-year period, the business combination may be consummated with the approval of the board of directors or a majority of the voting power held by disinterested stockholders, or if the consideration to be paid by the interested stockholder is at least equal to the highest of: (i) the highest price per share paid by the interested stockholder within the three years immediately preceding the date of the announcement of the combination or in the transaction in which it became an interested stockholder, whichever is higher, (ii) the market value per share of common stock on the date of announcement of the combination and the date the interested stockholder acquired the shares, whichever is higher, or
(iii) for holders of preferred stock, the highest liquidation value of the preferred stock, if it is higher.

      Nevada's Acquisition of Controlling Interest statute (NRS Section 78.378-78.3793) applies only to Nevada corporations with at least 200 stockholders, including at least 100 stockholders of record who are Nevada residents, and which conduct business directly or indirectly in Nevada. As of the date of this Prospectus, the Issuer does not have 100 stockholders of record who are residents of Nevada, although there can be no assurance that in the future the Acquisition of Controlling Interest statute will not apply to the Issuer. The Acquisition of Controlling Interest statute prohibits an acquirer, under certain circumstances, from voting its shares of a target corporation's stock after crossing certain ownership threshold percentages, unless the acquirer obtains approval of the target corporation's disinterested stockholders. The statute specifies three thresholds: one-fifth or more by less than one-third, one-third but less than a majority, and a majority or more, of the outstanding voting power. Once an acquirer crosses one of the above thresholds, those shares in an offer or acquisition and acquired within 90 days thereof become "Control Shares" and such Control Shares are deprived of the right to vote until disinterested stockholders restore the right. The Acquisition of Controlling Interest statute also provides that in the event Control Shares are accorded full voting rights and the acquiring person has acquired a majority or more of all voting power, all other stockholders who do not vote in favor of authorizing voting rights to the Control Shares are entitled to demand payment for the fair value of their shares in accordance with statutory procedures established for dissenters' rights.

Item 2. Exhibits.

        No.      Description of Exhibit
        ---      ----------------------

        3.1 Registrant's Amended and Restated Articles of Incorporation (incorporated herein by reference to Exhibit 3.1 to Registrant's Form 8-K report, filed January 19, 2006).

        3.2 By-Laws of the Registrant (incorporated herein by reference to Exhibit 3.2 of Registrant's registration statement on Form SB-2, filed June 25, 2004).

                                    SIGNATURE

      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      BASELINE GAS & OIL CORP.


DATED: February 28, 2007              By: /s/ Barrie Damson
                                          --------------------------------------
                                          Barrie Damson, Chief Executive Officer